SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                         JAY JACOBS, INC.
    _______________________________________________________
                         (Name of Issuer)


                  COMMON SHARES, $.01 PAR VALUE
_______________________________________________________
                  (Title of Class of Securities)


                             469816102
     _______________________________________________________
                          (CUSIP Number)

Kim Z. Golden, Managing Director, T. Rowe Price Recovery Fund II, LP, 100 East Pratt Street, Baltimore, Maryland 21202
                     (410) 345-6703
___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          March 11, 1998
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 469816102              13D     Page 2     of   12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II, L.P.
     52-1995189

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) x

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **20,541,410 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **20,541,410 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,541,410

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.42%

14   TYPE OF REPORTING PERSON*

      PN

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Also represents warrants to acquire 598,048 common shares. Voting and dispositive power is exercised through its sole general partner,
T. Rowe Price Recovery Fund II Associates, LLC
            **See Item 5 for additional information

CUSIP No. 469816102              13D     Page 3     of 12   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, LLC
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) x

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER     **20,541,410 1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **20,541,410(1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,541,410

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.42%

14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)


(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Also
represents warrants to acquire 598,048 common shares.   Voting
and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund II, L.P.
           ** See Item 5 for additional information



CUSIP No. 469816102              13D     Page 4     of 12   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) X


3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **20,541,410(1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **20,541,410(1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,541,410

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.42%

14   TYPE OF REPORTING PERSON*

     IA

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Also represents warrants to acquire 598,048 common shares. Voting and dispositive power is exercised solely in its capacity as sole manager of T. Rowe Price Recovery Fund II, LLC
              ** See Item 5 for additional information




CUSIP No. 469816102              13D     Page 5     of 12  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KIM Z. GOLDEN
     ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) X

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U. S. Citizen

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **20,541,410 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **20,541,410 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,541,410

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.42%

14   TYPE OF REPORTING PERSON*

     IN

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Also represents warrants to acquire 598,048 common shares. As a result of his position as a managing director of T. Rowe Price Recovery Fund II, L.P.
            ** See Item 5 for additional information

CUSIP No. 469816102              13D     Page 6     of 12  Pages

     This Schedule 13D Amendment No. 1 ("Amendment No. 1") is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on December 16, 1997 on behalf of
T. Rowe Price Recovery Fund II, L.P. ("Recovery II"), T. Rowe Price Recovery Fund II Associates, LLC (the "General Partner"),
T. Rowe Price Associates, Inc. (the "Manager"), and Kim Z. Golden
("Golden").

     Recovery II, the General Partner, the Manager, and Golden are sometimes collectively referred to herein as the "Reporting
Persons."

     Jay Jacobs, Inc., a Washington corporation, is referred to herein as the "Issuer."

     Unless otherwise noted, the information contained in this Amendment No. 1 amends and restates the items below in their entirety, previously disclosed in the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997. Capitalized terms not defined in this Amendment No. 1 shall have their respective meanings as set forth in the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997.

Item 1         Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value per share (the "Common Shares") of Jay Jacobs, Inc.
(the "Issuer"), whose principal executive office is located at 1530 Fifth Avenue, Seattle, Washington 98101.

Item 3.        Source and Amount of Funds or Other Consideration.

     The Reporting Persons paid, or caused to be paid, a purchase price of $880,300 ($100 per share) to the Issuer for 8,803 shares of Series B Preferred Stock, par value $.01 per share of the Issuer (the "Series B Shares"). The funds necessary to pay the purchase price were paid from the working capital of Recovery II.

     The Reporting Persons paid, or caused to be paid, a purchase price of $714,000 for (i) a debenture of the Issuer (the
"Debenture") and (ii) a warrant to purchase 598,048 Common Shares
(the "Warrant"). The funds necessary to pay the purchase price were paid from the working capital of Recovery II.

Item 4.        Purpose of Transaction.

     Each of the Reporting Persons acquired, or caused to be acquired, the Series B Shares, the Debenture and the Warrant for investment purposes and each of the Reporting Persons intend to hold, or cause to be held, all of the Series B Shares, the Debenture and the Warrant for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors each of the Reporting Persons may dispose of or acquire, or may cause the disposition or acquisition of, additional Common Shares of the Issuer in the open market. In addition, based upon the same considerations, each of the reporting persons may dispose of or acquire, or may cause the disposition or acquisition of, additional shares of preferred stock of the Issuer which are

CUSIP No. 469816102              13D     Page 7     of 12  Pages


convertible into Common Shares of the Issuer (including, without limitation, Series B Shares of the Issuer) through private placements of securities by the Issuer which are exempt from registration under the Securities Act of 1993, as amended (the "Securities Act").

     Pursuant to the terms of the Voting Agreement dated as of December 5, 1997 by and among Recovery II, Cahill, Warnock Strategic Partners Fund ("Strategic Partners Fund"), Strategic Associates, L.P. ("Strategic Associates"), Michael D. Sullivan ("Sullivan"), Rex Loren Steffey ("Steffey") and William L. Lawrence, Jr. ("Lawrence") and filed as Exhibit 7.4 hereto (the "Voting Agreement"), the parties thereto, including Recovery II, have agreed to fix the size of the Board of Directors at seven
(7) and to elect certain persons as directors thereto. Except as set forth in the Voting Agreement, the Purchase Agreement and in the preceding paragraph, none of the reporting persons have any present plans which relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to
Schedule 13D.

       Item 5.        Interest in Securities of the Issuer.

(a) (i) Recovery II is the record owner of the Series B Shares and the Warrant. 20,541,410 Common Shares, representing 71.42% of the total Common Shares outstanding as calculated by section (a)(iii) of this Item 5, are currently issuable to Recovery II upon the conversion of the Series B Shares and the exercise of the Warrant (the Series B Shares and the Warrant are collectively referred to herein as the "Recovery II Shares"). Recovery II may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of the Recovery II Shares with the General Partner, the Manager and Golden pursuant to the relationships described in Item 2.

   (ii) Each of the General Partner, the Manager and Golden may be deemed to be the beneficial owner(s) of the Recovery II Shares. Recovery II is the record owner of the Recovery II Shares but may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of the Recovery II Shares with the General Partner, the Manager and Golden pursuant to the relationships described in Item 2. The General Partner, the Manager and Golden each disclaim beneficial ownership of the Recovery II Shares, except with respect to their pecuniary interest therein, if any.

  (iii) The percentage set forth in Item 5(a)(i) is calculated based upon a total of 28,757,986 Common Shares outstanding, consisting of: (i) 8,216,576 shares of the Common Shares reported as outstanding by the Issuer in the Issuer's Form S-3 Registration Statement filed with the SEC on February 11, 1998 and (ii) 20,541,410 shares of the Common Shares issuable upon the conversion and exercise of the Recovery II Shares.

  (iv) Each of the Reporting Persons may be deemed to be the beneficial holder of 39,175,446 Common Shares (the "Voting Agreement Shares") representing an additional 57.67% of Common Shares by reason of shared voting power acquired through the

CUSIP No. 469816102              13D     Page 8     of 12  Pages

provisions of the Voting Agreement. The Voting Agreement Shares consist of: (i) 36,694,608 Common Shares issuable upon conversion of the Series B Preferred Stock held by the other Series B Shareholders under the Voting Agreement and (ii) 2,480,838 Common Shares issuable upon exercise of options held by Steffey and Lawrence, which shares are subject to the Voting Agreement. If the Voting Agreement Shares are deemed to be beneficially owned by Recovery II, each of the Reporting Persons would own an aggregate of 59,716,856 Common Shares representing 87.90% of the Common Shares of the Issuer. Each of the Reporting Persons hereby disclaims beneficial ownership of the Voting Agreement Shares.

  (v) The percentages set forth in Item 5(a)(iv) are calculated based on a total of 67,933,432 Common Shares outstanding, consisting of: (i) 8,216,576 shares of the Common Shares reported as outstanding by the Issuer in the Issuer's Form S-3 Registration Statement filed with the SEC on February 11, 1998 and (ii) 56,637,970 Common Shares issuable upon conversion of all of the Series B Shares pursuant to the conversion ratio set forth in the Statement of Rights and Preferences; (iii) 598,048 Common Shares issuable upon the exercise of the Warrant; and
(iv) 2,480,838 Common Shares issuable upon exercise of options held by Steffey and Lawrence as set forth in the Issuer's Current Report on Form 8-K filed December 15, 1997.

          (b) Regarding the number of Common Shares as to which each of the Reporting Persons has

               (i) sole power to vote or dispose, or to direct the
                           voting or disposition:

                           0  shares.

              (ii) shared power to dispose or to direct the
                   disposition:

                           20,541,410 shares.

             (iii) shared power to vote or to direct the voting:

                            20,541,410 shares.*

               *excludes the Voting Agreement Shares(as defined in Item 5(a)) which may be deemed to be beneficially owned by the Reporting Persons based upon shared voting power pursuant to the terms of the Voting Agreement. See Item 6(b) and Exhibit
               7.4 hereto for further details regarding such provisions.

       (c)     Except as set forth above, none of the Reporting
          Persons has effected any transaction in the Common
          Shares during the last 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares
          beneficially owned by any of the Reporting Persons.
CUSIP No. 469816102              13D     Page 9     of 12  Pages

       (e)     Not Applicable.


          Item 6.     Contracts, Arrangements, Undertakings or
          Relationships with Respect to Securities of the Issuer.

(a)    Pursuant to the terms of the Management Information
Rights Letter Agreement dated as of December 5, 1997 between Recovery II and the Issuer and filed as Exhibit 7.6 hereto (the "Management Rights Agreement"), the Issuer has agreed to extend certain information and inspection rights to Recovery II, including rights to delivery of financial statements, rights to consult with and give advice to the Issuer's management and rights to sit as a non-voting observer at meetings of the Board of Directors if a representative of Recovery II is at any time not a director of the Issuer. The Management Rights Agreement also provides for the election of Golden as one of the directors to be designated by the Series B Shareholders pursuant to the Voting Agreement. The terms of the Management Rights Agreement remain in effect as long as Recovery II owns any of the Recovery II Shares (whether or not converted into Common Shares) or any of the shares of Series A Preferred Stock acquired by Recovery II pursuant to the Purchase Agreement.

(b)    Pursuant to the terms of the Voting Agreement, Recovery
II has agreed with the other Series B Shareholders, Lawrence and Steffey to expand the size of the board of directors of the Issuer and to elect certain directors, as more fully set forth in Items 1 and 5 above.

(c) Pursuant to the terms of the Preferred Stock Purchase Agreement filed as Exhibit 7.2 hereto, the Issuer has agreed to prepare within 180 days a registration statement for a public offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of the Common Shares issued upon conversion of the Series B Shares acquired by the purchasers of Series B Shares pursuant to the Preferred Stock Purchase Agreement.

(d)    Pursuant to the terms of the Registration Rights
Agreement dated as of December 5, 1997 among the Issuer and the investors listed on Schedule A thereto and filed as Exhibit 7.5 hereto, the Issuer has agreed to grant demand registration rights to the purchasers of Series B Shares for the Common Shares issuable on conversion thereof and to permit the Series B Preferred Stock shareholders to participate in public offerings of the Company's Common Shares initiated by the Company.

(e)    Pursuant to the terms of a Subordinated Debenture
Purchase Agreement dated March 11, 1998 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (the "Debenture Purchase Agreement," attached hereto as Exhibit 7.7), Recovery II acquired a warrant to purchase 598,048 Common Shares as partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $714,000. In addition, pursuant to the terms of the Debenture Purchase Agreement, Recovery II, Strategic Partners Fund, and/or Strategic Associates may, upon an event of default by the Issuer,
(i) demand immediate payment, (ii) extend the term of their

CUSIP No. 469816102              13D     Page 10     of 12  Pages


respective portions of the subordinated debenture and receive additional warrants to purchase the Issuer's Common
Stock or Common Stock equivalents up to an aggregate amount of 3% (three percent) of the Common Stock or Common Stock equivalents on a fully diluted basis, (iii) convert the principal amount of their respective portions of the subordinated debenture into the Issuer's Series C Preferred Stock (non-voting, non-convertible), or (iv) enter into any other written agreement with the Issuer.

(f) Pursuant to the terms of a Registration Rights Agreement dated March 11, 1998 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (attached hereto as Exhibit 7.8), Recovery II, Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon the exercise of their respective warrants.

Item 7.   Material to be Filed as Exhibits.

  Exhibit 7.1    Agreement relating to the joint filing of this
Schedule 13D, dated as of March 27, 1998 between Recovery II, the
General Partner, the Manager, and Golden.

  Exhibit 7.2 Preferred Stock Purchase Agreement dated as of December 5, 1997 among the Issuer, Recovery II, Strategic Partners Fund, Strategic Associates and the other purchasers identified on Exhibit A thereto (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.3    Amendment to Articles of Incorporation of Jay
Jacobs, Inc., as filed with the Secretary of State of the State of Washington on December 3, 1997 (filed as Exhibit 3.1 to the
Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.4 Voting Agreement, dated as of December 5, 1997, among Recovery II, Strategic Partners Fund, Strategic Associates, Sullivan, Steffey and Lawrence (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.5 Registration Rights Agreement, dated as of December 5, 1997, among the Issuer, Recovery II and the other parties listed as Investors on Schedule A thereto (filed as Exhibit 4.4 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.6 Management Information Rights Letter Agreement, dated as of December 15, 1997, between the Issuer and Recovery II (filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

            Exhibit 7.7 Execution Copy of the Subordinated Debenture Purchase Agreement dated March 11, 1998 by and among the Issuer,
Recovery II, Strategic Partners Fund and Strategic Associates
(filed as Exhibit 4 to the Schedule 13D Amendment No. 1 filed on

CUSIP No. 469816102              13D     Page 11     of 12  Pages


behalf of Strategic Partners Fund, Strategic Associates, Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock") on March 23, 1998 and incorporated herein by reference).

            Exhibit 7.8 Registration Rights Agreement dated March 11, 1998 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (filed as Exhibit 5 to the
Schedule 13D Amendment No. 1 filed on behalf of Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock on March 23, 1998 and incorporated herein by reference).

  Exhibit 7.9    Warrant to Acquire 598,048 shares of Common
Stock or Common Stock Equivalent Shares of Jay Jacobs, Inc. dated
March 11, 1998, issued by the Issuer to Recovery II.

CUSIP No. 469816102              13D     Page 12     of 12  Pages

                          SIGNATURE

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 1998


  T. ROWE PRICE RECOVERY FUND II, L.P.

  By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
       Its General Partner

  By:  T. Rowe Price Associates, Inc.,
       Its Manager

  By:____________________________________________
       Kim Z. Golden
       Managing Director


  T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

  By:  T. Rowe Price Associates, Inc.,
       Its Manager

  By: _________________________________
       Kim Z. Golden
       Managing Director


  T. ROWE PRICE ASSOCIATES, INC.

  By:  __________________________________
       Lucy B. Robins
       Vice President


  _______________________________

  Kim Z. Golden
  Individually



                      EXHIBIT 7.1


                          AGREEMENT

  This agreement, dated as of December 15, 1997, is by and among T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership, T. Rowe Price Recovery Fund II Associates, L.L.C., a Maryland limited liability company, T. Rowe Price Associates, Inc., a Maryland corporation and Kim Z. Golden, an individual.

  Pursuant to Rule 13(d)(1) promulgated under the Securities
Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

  Executed and delivered as of the date first above written.

  T. ROWE PRICE RECOVERY FUND II, L.P.

  By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
       Its General Partner

  By:  T. Rowe Price Associates, Inc.,
       Its Manager


  By:  ______________________
       Kim Z. Golden
       Managing Director


  T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

  By:  T. Rowe Price Associates, Inc.,
       Its Manager


  By:  _______________________
       Kim Z. Golden
  Managing Director


  T. ROWE PRICE ASSOCIATES, INC.


  By:  _______________________
       Lucy B. Robins
       Vice President


  _________________________________
  Kim Z. Golden
  Individually




                                EXHIBIT 7.9

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. AS AMENDED (THE "ACT"), OR UNDER APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO JAY JACOBS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO THE PROVISIONS OF RULE 144 OF THE ACT.


                     WARRANT TO ACQUIRE
              598,048 SHARES OF COMMON STOCK OR
           5,981 COMMON STOCK EQUIVALENT SHARES OF
                      JAY JACOBS, INC.

                                              March 11, 1998


THIS CERTIFIES THAT T. ROWE PRICE RECOVERY FUND II, L.P., a limited partnership organized under the laws of the State of Delaware (the "Purchaser") or its registered assigns (the Purchaser or its registered assign(s), as applicable, is referred to herein as the "Holder") is entitled to purchase, on the terms and subject to the conditions hereinafter set forth, from JAY JACOBS, INC., a Washington corporation (the "Company"), at any time after the date hereof and on or before 5:00 p.m., Seattle time, on the date that is five (5) years after the date hereof (the "Exercise Period"), that number of shares (the "Warrant Shares") of common stock, par value $.01 per share, of the Company (the "Common Stock") or the number of shares of preferred stock designated as common stock equivalent shares (the "Common Stock Equivalent Shares" or the "Common Stock Equivalents"), as set forth in Section 2.1 hereof. The Company issued this Warrant and a Debenture to the Purchaser pursuant to the Debenture Purchase Agreement, dated as of March 11, 1998, by and between the Company and the Purchaser and other parties identified therein (the "Debenture Purchase Agreement"). This Warrant and the Debenture are not attached and each may be assigned or transferred separately. Capitalized words not defined herein shall have the meaning set forth in the Debenture Purchase Agreement.


                          SECTION 1

                       Exercise Price

The exercise price at which this Warrant may be exercised shall be $.01 per share of Common Stock or $1.00 per Common Stock
Equivalent Share (the "Exercise Price"), subject to any adjustment pursuant to Section 3.3.


                          SECTION 2

                  Exercise of Warrant, Etc.

2.1    Number of Shares for Which Warrant is Exercisable.  This
Warrant initially shall be exercisable for 598,048 shares of Common Stock or 5,981 Common Stock Equivalent Shares, subject to any adjustment pursuant to Section 3.3.

2.2 Procedure for Exercise of Warrant. The Warrant may be exercised in whole or in part during the Exercise Period by surrendering this Warrant, with the purchase form provided for herein duly executed by the Holder or by the Holder's duly authorized attorney-in-fact, at the principal office of the Company or at such other office or agency in the United States as the Company may designate by notice in writing to the Holder accompanied by payment in full, in cash, bank cashier's check or certified check payable to the order of the Company, of the Exercise Price payable in respect of the Warrant Shares being exercised.

2.3 Conversion. This Warrant is exercisable at any time during the Exercise Period at the option of the Holder.

2.4    Transfer Restriction Legend.  Each certificate for
Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered under the Act, shall bear the following legend (and any additional legend required by any securities exchange upon which such Warrant Shares may, at the time of such exercise, be listed) on the face thereof:

     "These securities have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and may be offered, sold or transferred only if registered pursuant to the provisions of such laws, or if in the opinion of counsel satisfactory to the Company, an exemption from such registration is available."

2.5 Acknowledgment of Continuing Obligation. The Company will, if the Holder exercises this Warrant in part, upon request of the Holder, acknowledge in writing the Company's continuing obligation to the Holder in respect of any rights to which the Holder shall continue to be entitled after such exercise in accordance with this Warrant; provided, that the failure of the Holder to make any such request shall not affect the continuing obligation of the Company to the Holder in respect of such rights.

2.6 Termination of Warrant. If the Holder fails to exercise this Warrant during the Exercise Period, then this Warrant shall terminate and thereafter be null and void. Notwithstanding the preceding sentence, in the event that the Company repays and redeems the Debenture in full at any time during the Exercise Period, this Warrant shall remain in full force and effect until expiration of the Exercise Period, when it shall expire.

                           SECTION 3

                   Ownership of this Warrant

3.1 Deemed Holder. The Company may deem and treat the person in whose name this Warrant is registered as the Holder and owner hereof (notwithstanding any notations of ownership or writing hereon made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary, until presentation of this Warrant for registration of transfer as provided in this Section 3.

3.2 Exchange, Transfer and Replacement. Subject to applicable federal and state securities laws, this Warrant and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder in person or by duly authorized attorney, and a new Warrant shall be made and delivered by the Company, of the same tenor as this Warrant but registered in the name of the transferee, upon surrender of this Warrant duly endorsed at said office or agency of the Company. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in case of loss, theft or destruction, an indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant; provided, however, that if the Holder of this Warrant is the original Holder, an affidavit of lost Warrant shall be sufficient for all purposes of this Section 3.2. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange, transfer or replacement. The Company shall pay all reasonably expenses, taxes (other than stock transfer taxes and income taxes) and other charges payable by it in connection with the preparation, execution and delivery of Warrant Shares pursuant to this Section 3.2.

3.3    Antidilution.

(a) If at any time while all or any portion of this Warrant remains outstanding all or any portion of this Warrant shall be exercised subsequent to (i) any sales of shares of Common Stock or Common Stock Equivalent Shares of the Company at a price per share less than the Exercise Price per share then applicable to this Warrant, or (ii) any issuance of any security convertible into shares of Common Stock or Common Stock Equivalent Shares of the Company with a conversion price per share less than the Exercise price per share then applicable to this Warrant, or (iii) any issuance of any option, warrant or other right to purchase shares of Common Stock or Common Stock Equivalent Shares of the Company at any Exercise Price per share less than the Exercise Price per share then applicable to this Warrant (except pursuant to an employee or director stock option plan or similar compensation plan approved by the Board of Directors); then in any and every such event the Exercise Price per share for this Warrant shall be reduced and shall be equal to such lower sales, conversion or Exercise price per share.

(b) If all or any portion of this Warrant shall be exercise subsequent to any stock dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, reorganization or liquidation of the company occurring after the date hereof, as a result of which such shares of any class shall be issued in respect of outstanding shares of Common Stock or Common Stock Equivalent Shares of the Company (or shall be issuable in respect of securities convertible into shares of Common Stock or Common Stock Equivalent) or upon exercise of rights (other than this Warrant) to purchase shares of Common Stock or Common Stock Equivalent Shares or shares of such Common Stock or Common Stock Equivalents shall be changed into the same or a different number of shares of the same or another class or classes, the Holder exercising this Warrant shall receive the aggregate number and class of shares which such Holder would have received if this Warrant had been exercised immediately before such stock dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, reorganization or liquidation.


                           SECTION 4

               Special Agreements of the Company

The Company covenants and agrees that:

4.1 Reservation of Shares. The Company will reserve and set apart and have at all times, free from preemptive rights, a number of shares of authorized but unissued Common Stock or Common Stock Equivalent Shares delivered upon the exercise of this Warrant or of any other rights or privileges provided for therein sufficient to enable the Company at any time to fulfill all its obligations thereunder.

4.2 No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment due to such event. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock receivable on exercise of this Warrant above the Exercise Price then in effect, (b) will take all action that may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock, free from all taxes, liens and charges with respect to the issue thereof, on the exercise of this Warrant from time to time, and (c) will not consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company, unless such other person (or, in the case of a merger or consolidation in which the Company is the surviving entity, the person issuing the securities involved in such merger of consolidation) shall expressly assume in writing and will be bound by all the terms of this Warrant.

4.3 CFO's Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock or Common Stock Equivalent Shares issuable on the exercise of this Warrant, the Chief Financial Officer of the Company will promptly compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment, the Exercise Price resulting therefrom, and the increase or decrease, if any, of the number of shares purchasable at such price upon exercise of this Warrant showing in detail the facts and computation upon which such adjustment or readjustment is based. The Company will forthwith mail a copy of each such certificate to each registered Holder of this Warrant, and will, on the written request at any time of the Holder of this Warrant, furnish to such Holder a like certificate setting forth the Exercise Price of the Warrant at the time in effect and showing how it was calculated.

4.4    Notices of Record Date.  In the event the Company
(a) takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend on, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or
(b) consolidates or merges into, or transfers all or substantially all of its assets to, another corporation, or (c) dissolves or liquidates (the events described in the foregoing clauses (b) and (c) being hereinafter referred to as a "Fundamental Change"), then and in each such event the Company will mail or cause to be mailed to the registered Holder of this Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such Fundamental Change is to be effected, and the time, if any to be fixed, as of which the holders of record of Common Stock or Common Stock Equivalent Shares shall be entitled to exchange their shares of Common Stock or Common Stock Equivalents for securities or other property, if any, deliverable on any Fundamental Change and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall also state that the action in question or the record date is subject to the effectiveness of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or a favorable vote of stockholders, if either is required. Such notice shall be mailed at least 20 days prior to the date specified in such notice on which any such action is to be taken or 20 days prior to the record date therefor, whichever is earlier.


                           SECTION 5

                            Notices

Any notice or other document required or permitted to be given or delivered to the Holder or the Company shall be delivered, or sent by certified or registered mail, to the Holder or the Company at the address as set forth in Section 10.4 of the Debenture Purchase
Agreement.


                           SECTION 6

                         Governing Law

This Warrant shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to its conflicts of laws provisions.

                           SECTION 7

           Binding Effect on the Company's Successor

This Warrant shall be binding upon any corporation or entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.


  [Balance of Page Left Blank Intentionally -- Signature Page
                            Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer under its corporate seal, attested by its duly authorized officer, and to be dated as of the date first hereinabove set forth.


Dated:  March 11, 1998


ATTEST:                            JAY JACOBS, INC.



/s/ William L. Lawrence, Jr.                                 /s/
Rex L. Steffey
William L. Lawrence, Jr., Secretary     Name:          Rex L.
Steffey
                                        Title:    President and Chief
                                        Executive Officer

 (TO BE EXECUTED BY THE REGISTERED HOLDER IF IT DESIRES AND IS
             PERMITTED TO TRANSFER THE WARRANT OF)


JAY JACOBS, INC.

FOR VALUE RECEIVED _______________________________________
hereby sells, assigns and transfers unto ___________________________ the right to purchase [_____%] of the number of shares of Common Stock or Common Stock Equivalent Shares covered by the within Warrant, and does hereby irrevocably constitute and appoint ______________________________________ Attorney to transfer the said
Warrant on the books of the Company (as defined in said Warrant) with full power of substitution.

The undersigned represents and warrants to the Company that this assignment has been effected in compliance with all applicable provisions of said Warrant and any applicable provisions of the Debenture Purchase Agreement referred to in such Warrant


Signature:                            (SEAL)
Address:


Dated:

In the present of


(Witness)                     (Signature of Witness)

         NOTICE: The signature to the foregoing Assignment must correspond to the name as written upon the fact of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                        PURCHASE FORM

            (TO BE EXECUTED ONLY UPON EXERCISE OF WARRANT)

         The undersigned registered owner of this Warrant irrevocably exercise this Warrant for and purchases Common Stock or Common Stock Equivalent Shares, par value $.01 per share, of Jay Jacobs, Inc., a Washington corporation, purchasable with this Warrant, and herewith makes payment therefor: (circle the following as applicable)

        1.  By cash in the amount of $_________.

        2.  By bank cashier's check in the amount of $________.

        3.  By certified check in the amount of $________.

all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock or Common Stock Equivalent Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________, whose address is _______________________________________ and, if such shares shall not include all of the shares issuable as provided in this Warrant that a new Warrant of like tenor and date for the balance of the shares issuable thereunder be delivered to the undersigned.


Dated:



                              (Signature of Registered Owner)


                              (Street Address)


                              (City)    (State)   (Zip Code)